Columbia Seligman Premium Technology Growth Fund, Inc.

225 Franklin Street

Boston, MA 02110

June 5, 2020

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Responses to SEC review of, and comments with respect to, N-CSR filing for Columbia Seligman Premium Technology Growth Fund, Inc. (811-22328) (“the fund”) for the year ended December 31, 2019

Dear Mr. Ellington,

This letter is in response to your comments provided telephonically on May 19, 2020 relating to the fund’s N-CSR filing references above. Your comments are set forth below, and each is followed by our response.

1.

For the affiliates rollforward table, the balances at the beginning of the period, gross purchases, and gross sales should be based on value and not shares as required in Rule 12-14 footnote 1b of regulations S-X. Continue to disclose the number of shares held at the close of the period.

Response: All funds will implement the requested change starting with the May 31, 2020 reporting period end.

2.

Item 4 of N-CSR, specifically paragraph (e)(2), notes disclosure that 100% of services performed in paragraphs (b) through (d) during the period were preapproved by the audit committee. Paragraph (e)(2) is intended to describe situations when the preapproval requirement was not obtained because of a waiver in preapproval.

Response: Management will change the process for all funds going forward such that only those services pursuant to paragraphs (c)(7)(i)(C) of Rule 2-01 of Regulation S-X are presented in paragraph (e)(2).

3.	The report of Independent audit firm is missing the tenure of the firm.

Response: Management discovered an error in the output of the Report of Independent Audit Firm for this Fund and one other Fund, as the Firm provided the correct tenure language in their opinions. Management notified the Funds’ audit firm and corrected the issue to prevent future occurrence. All Funds maintain a copy of the opinion with the tenure language in their records.

Responses to SEC Comments

June 5, 2020

We hope that these responses adequately address staff comments. If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary